UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)



                AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                               (Name of Issuer)

                          Common Stock, $1 par value
                        (Title of Class of Securities)

                                   03070M100
                                (CUSIP Number)

                                 Robert Nelson
                              Dykema Gossett PLLC
                            400 Renaissance Center
                         Detroit, Michigan  48243-1668
                                (313) 568-6583
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 23, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 03070M100


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 Jacob C. Mol

2        Check The Appropriate Box If A Member of a Group*    (a)[X]
                                                              (b)[ ]
3        SEC Use Only

4        Source of Funds: PF, OO

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                          [ ]

6        Citizenship Or Place of Organization
         U.S.A.

                         7  Sole Voting Power
  Number of                   157,113 shares
    Shares
 Beneficially            8  Shared Voting Power
   Owned By
     Each
   Reporting             9  Sole Dispositive Power
    Person                    157,113 shares
     With
                         10 Shared Dispositive Power


11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          289,213 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                              [ ]

13       Percent of Class Represented By Amount In Row (11)
         6.79%

14       Type Of Reporting Person*
         IN

CUSIP No. 03070M100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 NorDruk Investment Company Limited Partnership

2        Check The Appropriate Box If A Member of a Group*      (a)[X]
                                                                (b)[ ]
3        SEC Use Only

4        Source of Funds: WC, OO

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                           [ ]

6        Citizenship Or Place of Organization
                 Michigan

                         7  Sole Voting Power
  Number of                   40,000 shares
    Shares
 Beneficially            8  Shared Voting Power
   Owned By
     Each
   Reporting             9  Sole Dispositive Power
    Person                    40,000 shares
     With
                         10 Shared Dispositive Power


11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          289,213 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                           [ ]

13       Percent of Class Represented By Amount In Row (11)
         6.79%

14       Type Of Reporting Person*
          PN

CUSIP No.  03070M100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 Peter Douglas Wierenga

2        Check The Appropriate Box If A Member of a Group*      (a)[X]
                                                                (b)[ ]
3        SEC Use Only

4        Source of Funds: PF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                          [ ]

6        Citizenship Or Place of Organization
         U.S.A.

                         7  Sole Voting Power
  Number of                   31,100 shares
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                   1,200 shares
     Each
   Reporting             9  Sole Dispositive Power
    Person                    31,100 shares
     With
                         10 Shared Dispositive Power
                              1,200 shares

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          289,213 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                        [ ]

13       Percent of Class Represented By Amount In Row (11)
         6.79%

14       Type Of Reporting Person*
         IN

CUSIP No.  03070M100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 Gary Kaiser

2        Check The Appropriate Box If A Member of a Group*        (a)[X]
                                                                  (b)[ ]
3        SEC Use Only

4        Source of Funds: PF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                           [ ]

6        Citizenship Or Place of Organization
         U.S.A.

                         7  Sole Voting Power
  Number of                   28,000 shares
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                   1,000 shares
     Each
   Reporting             9  Sole Dispositive Power
    Person                    28,000
     With
                         10 Shared Dispositive Power
                              1,000 shares

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          289,213 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                        [ ]

13       Percent of Class Represented By Amount In Row (11)
         6.79%

14       Type Of Reporting Person*
         IN

CUSIP No.  03070M100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 David S. Lundeen

2        Check The Appropriate Box If A Member of a Group*         (a)[X]
                                                                   (b)[ ]
3        SEC Use Only

4        Source of Funds: PF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                             [ ]

6        Citizenship Or Place of Organization
         U.S.A.

                         7  Sole Voting Power
  Number of                   25,300 shares
    Shares
 Beneficially            8  Shared Voting Power
   Owned By
     Each
   Reporting             9  Sole Dispositive Power
    Person                    25,300 shares
     With
                         10 Shared Dispositive Power


11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          289,213 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                         [ ]

13       Percent of Class Represented By Amount In Row (11)
         6.79%

14       Type Of Reporting Person*
         IN

CUSIP No.  03070M100

 1       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 Paul C. Drueke

2        Check The Appropriate Box If A Member of a Group*         (a)[X]
                                                                   (b)[ ]
3        SEC Use Only

4        Source of Funds: PF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                           [ ]

6        Citizenship Or Place of Organization
         U.S.A.

                         7  Sole Voting Power
  Number of                   4,600 shares
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                   40,000 shares
     Each
   Reporting             9  Sole Dispositive Power
    Person                    4,600 shares
     With
                         10 Shared Dispositive Power
                              40,000 shares

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          289,213 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                           [ ]

13       Percent of Class Represented By Amount In Row (11)
         6.79%

14       Type Of Reporting Person*
         IN

CUSIP No.  03070M100

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person (optional)
                 John F. Northway, Sr.

2        Check The Appropriate Box If A Member of a Group*        (a)[X]
                                                                  (b)[ ]
3        SEC Use Only

4        Source of Funds: PF

5        Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Items 2(d) or 2(e)                            [ ]

6        Citizenship Or Place of Organization
         U.S.A.

                         7  Sole Voting Power
  Number of                   900 shares
    Shares
 Beneficially            8  Shared Voting Power
   Owned By                   40,000 shares
     Each
   Reporting             9  Sole Dispositive Power
    Person                    900 shares
     With
                         10 Shared Dispositive Power
                              40,000 shares

11       Aggregate Amount of Beneficially Owned by Each Reporting Person
          289,213 shares

12       Check Box If The Aggregate Amount In Row (11) Excludes
         Certain Shares*                                          [ ]

13       Percent of Class Represented By Amount In Row (11)
         6.79%

14       Type Of Reporting Person*
         IN

Item 1.  Security and Issuer.

         This Schedule 13D is being filed jointly by Jacob C. Mol, NorDruk Investment Company Limited Partnership (the "Partnership"), Peter Douglas Wierenga, Gary Kaiser, David S. Lundeen, Paul C. Drueke and John F. Northway, Sr. (together, the "Group"), and relates to the Common Stock, $1 par value (the "Common Stock"), of Ameriwood Industries International Corporation (the "Issuer"). The address of the principal executive office of the Issuer is 171 Monroe Ave., N.W., Suite 600, Grand Rapids, MI 49503. The joint filing agreement of the members of the Group is filed herewith as
Exhibit 1.

Item 2.  Identity and Background.

         Mr. Mol is a self-employed entrepreneur and business man whose residence address is 3075 Hudsonville, Michigan 49426. NorDruk Investment Company Limited Partnership (the "Partnership"), is a Michigan limited partnership. The address of the Partnership's principal business and its principal office is P.O. Box 364 Caledonia, Michigan 49316. The principal business of the Partnership is that of investing in securities issued by publicly traded companies. The General Partners of the Partnership are Paul
C. Drueke and John F. Northway, Sr. Mr. Drueke is employed as a securities broker by Stifel, Nicolaus & Co., Inc., a securities brokerage whose principal business address is 500 N. Broadway, St. Louis, Missouri 63102. Mr. Drueke's business address is 2100 Raybrook SE, Suite 200, Grand Rapids Michigan. Mr. Northway is a self-employed business consultant and his business address is Matthews Bldg., 312 West Main St., Suite 3W, Owosso, Michigan 48867. Mr. Wierenga is the owner and operator of a hardware and plumbing business, Godwin Hardware, whose principal business address is 3703
S. Division, Grand Rapids, Michigan, 49508. Mr. Kaiser is a self-employed lumber broker whose principal business address is 2364 E. Parker Dr., Wayland, Michigan 49348. Mr. Lundeen is the chief financial officer of BSG Corporation, whose principal business address is 701 Brazos, Austin, Texas 78735. During the past five years, none of the Partnership, Mr. Drueke, Mr. Northway, Mr. Wierenga, Mr. Mol, Mr. Kaiser or Mr. Lundeen has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor in which there was a finding of any violation with respect to such laws. Mr. Drueke, Mr. Northway, Mr. Wierenga, Mr. Mol, Mr. Kaiser and Mr. Lundeen are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The amount of funds expended to date by Mr. Mol to acquire his shares as reported herein is $1,007,170.78. Such funds were provided in part from Mr. Mol's personal funds and in part by loans from subsidiaries of Stifel, Nicolaus & Co., Inc. ("Stifel Nicolaus"). Mr. Mol has a margin account with subsidiaries of Stifel Nicolaus and has used the proceeds from loans made to him by Stifel Nicolaus to purchase a portion of the shares of Common Stock of the Issuer that he presently owns. All of the marginable securities owned by Mr. Mol and held in its brokerage account at Stifel Nicolaus are pledged as collateral for the repayment of margin loans made to Mr. Mol by Stifel Nicolaus. A copy of Mr. Mol's margin account agreement with Stifel Nicolaus is attached hereto as Exhibit 3 and incorporated herein by reference.

         The amount of funds expended to date by the Partnership to acquire its shares as reported herein is $234,922. Such funds were provided from the Partnership's available capital and in part by loans from subsidiaries of Stifel Nicolaus. The Partnership has a margin account with subsidiaries of Stifel Nicolaus and has used the proceeds from loans made to it by Stifel Nicolaus to purchase a portion of the shares of Common Stock of the Issuer that it presently owns. All of the marginable securities owned by the Partnership and held in its brokerage account at Stifel Nicolaus are pledged as collateral for the repayment of margin loans made to the Partnership by Stifel Nicolaus. A copy of the Partnership's margin account agreement with Stifel Nicolaus is attached hereto as Exhibit 2 and incorporated herein by reference.

         The amount of funds expended to date by Mr. Wierenga to acquire his shares as reported herein is $152,659. Such funds were provided from Mr. Wierenga's personal funds.

         The amount of funds expended to date by Mr. Kaiser to acquire his shares as reported herein is $142,481.47. Such funds were provided from Mr. Kaiser's personal funds.

         The amount of funds expended to date by Mr. Lundeen to acquire his shares as reported herein is $164,130.50. Such funds were provided from Mr. Lundeen's personal funds.

         The amount of funds expended to date by Mr. Drueke to acquire his shares as reported herein is $38,089.95. Such funds were provided from Mr. Drueke's personal funds.

         The amount of funds expended to date by Mr. Northway to acquire his shares as reported herein is $6,300. Such funds were provided from Mr. Northway's personal funds.

Item 4.  Purpose of Transaction.

         The members of the group are long term investors that believe that the Issuer's shares are undervalued and that the Board has failed to take appropriate action to enchance shareholder value. Accordingly, the members have now formed the Group to actively assert shareholder rights by first approaching the Issuer to appoint a nominee of the Group to the board as soon as possible. In the event that the Group's request for board representation is rejected, the Group will then explore options for obtaining influence over the Issuer's business policies by taking such steps as the Group determines to be advisable, including the option of acquiring representation on the board in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission.

         The Group's purpose in obtaining board representation is to influence and persuade the board to implement all possible strategic alternatives available to the Issuer in order to increase shareholder value, including but not limited to the institution of a stock buy-back program, the formation of an independent board commitee charged with the direction to explore all options to enhance shareholder value, with consideration given to the Issuer's employees who the Group believes to be the Issuer's greatest asset and who are the Issuer's largest shareholder through ownership in the Issuer's stock by the Issuer's ESOP. To the extent that the aim to obtain such board influence may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose.

         The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Issuer's Common Stock or other persons to further its objectives. The Group may make further purchases of shares of Common Stock or may dispose of any or all of its shares of Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item 4 of Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Mol is deemed to beneficially own 157,113 shares of the Common Stock of the Issuer, constituting approximately 3.689% of the issued and outstanding shares of Common Stock based on the number of outstanding shares reported on the Issuers Form 10-Q Quarterly Report for the period ended March 31, 1997.

         The Partnership beneficially owns 40,000 shares of Common Stock of the Issuer, constituting approximately 0.939% of the issued and outstanding shares of Common Stock based on the number of outstanding shares reported on the Issuer's Form 10-Q Quarterly Report for the period ended March 31, 1997.

         Mr. Wierenga is deemed to beneficially own 32,300 shares of the Common Stock of the Issuer, constituting approximately 0.758% of the issued and outstanding shares of Common Stock based on the number of outstanding shares reported on the Issuer's Form 10-Q Quarterly Report for the period ended March 31, 1997.

         Mr. Kaiser is deemed to beneficially own 29,000 shares of the Common Stock of the Issuer, constituting approximately 0.681% of the issued and outstanding shares of Common Stock based on the number of outstanding shares reported on the Issuer's Form 10-Q Quarterly Report for the period ended March 31, 1997.

         Mr. Lundeen is deemed to beneficially own 25,300 shares of the Common Stock of the Issuer, constituting approximately 0.594% of the issued and outstanding shares of Common Stock based on the number of outstanding shares reported on the Issuers Form 10-Q Quarterly Report for the period ended March 31, 1997.

         By virtue of his separate ownership and control of the Partnership as a General Partner, Mr. Drueke, is deemed to beneficially own 44,600 shares of the Common Stock of the Issuer, constituting approximately 1.047% of the issued and outstanding shares of Common Stock based on the number of outstanding shares reported on the Issuer's Form 10-Q Quarterly Report for the period ended March 31, 1997.

         By virtue of his separate ownership and control of the Partnership as a General Partner, Mr. Northway is deemed to beneficially own 40,900 shares of the Common Stock of the Issuer, constituting approximately 0.960% of the issued and outstanding shares of Common Stock based on the number of outstanding shares reported on the Issuer's Form 10-Q Quarterly Report for the period ended March 31, 1997.

         (b) Mr. Mol has sole voting and dispositive power over 157,113 shares of the Common Stock of the Issuer.

         Mr. Wierenga has sole voting and dispositive power over 31,100 shares of the Common Stock of the Issuer and shares voting and dispositive power over 1,200 shares of the Common Stock of the Issuer with his wife Irene Wierenga.

         Mr. Kaiser has sole voting and dispositive power over 28,000 shares of the Common Stock of the Issuer and shares voting and dispositive power over 1,000 shares of the Common Stock of the Issuer with Evelyn M. Kaiser .

         Mr. Lundeen has sole voting and dispositive power over, and is deemed to beneficially own, 25,300 shares of the Common Stock of the Issuer.

         With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 40,000 shares are made jointly by the general partners of the Partnership, Mr. Drueke and Mr. Northway.

         Mr. Drueke has sole voting and investment power over 4,600 shares of the Common Stock of the Issuer and shares voting and investment power with Mr. Northway over the Partnership's 40,000 shares.

         Mr. Northway has sole voting and investment power over 900 shares of the Common Stock of the Issuer and shares voting and investment power with Mr. Drueke over the Partnership's 40,000 shares.

         (c) The only transactions in the Common Stock by the Group are the following purchases of shares made by the Partnership during the past 60 days, all of which were made in open market purchases in the Nasdaq Stock Market.

                          Number                       Purchase
         Purchaser      of Shares      Date              Price
         ---------      ---------      ----            --------
         Mol            3,778 shs.    6/2/97            $7.125
         Mol            1,778 shs.    6/4/97            $6.875
         NorDruk        1,500 shs.    4/24/97           $7.625
         NorDruk        1,500 shs.    5/8/97            $7.625
         NorDruk        1,000 shs.    5/9/97            $7.50
         NorDruk        4,000 shs.    6/2/97            $7.125
         NorDruk        2,000 shs.    6/4/97            $6.875
         NorDruk        8,000 shs.    6/12/97           $7.00
         Kaiser         1,000 shs.    5/9/97            $7.25
         Kaiser         1,000 shs.    5/9/97            $7.375
         Kaiser         1,200 shs.    5/12/97           $7.125
         Kaiser         1,900 shs.    6/2/97            $7.125
         Lundeen        1,200 shs.    5/12/97           $7.125
         Lundeen        1,300 shs.    6/2/97            $7.125
         Lundeen        5,000 shs.    6/12/97           $7.000
         Drueke         1,000 shs.    5/8/97            $7.5625
         Northway         900 shs.    6/5/97            $7.00
         Wierenga       1,200 shs.    5/14/97           $7.125
         Wierenga       1,500 shs.    6/2/97            $7.125
         Wierenga       2,400 shs.    6/4/97            $6.875


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

No.              Description
---              -----------
1        Joint Filing Agreement
2 Customer's Agreement, dated March 9, 1989, between NorDruk Investment Company Limited Partnership and Stifel, Nicolaus & Co., Inc.
3 Customer's Agreement, dated June 16, 1995, between Jacob C. Mol and Stifel, Nicolaus & Co., Inc.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 1997

                                /S/ Jacob C. Mol
                                -------------------------------------

                              NORDRUK INVESTMENT COMPANY LIMITED PARTNERSHIP

                          By:   /S/ Paul C. Drueke
                                --------------------------------------
                                Paul C. Drueke, General Partner

                          By:   /S/ John F. Northway
                                --------------------------------------
                                John F. Northway, Sr., General Partner


                                /S/ Peter Douglas Wierenga
                                ______________________________________
                                Peter Douglas Wierenga


                                /S/ Gary Kaiser
                                ______________________________________
                                Gary Kaiser


                                /S/ David S. Lundeen
                                ______________________________________
                                David S. Lundeen


                                /S/ Paul C. Drueke
                                -------------------------------------
                                Paul C. Drueke


                                /S/ John F. Northway, Sr.
                                -------------------------------------
                                John F. Northway, Sr.

                                 EXHIBIT INDEX

No.      Description
---      -----------
1        Joint Filing Agreement
2 Customer's Agreement, dated March 9, 1989, between NorDruk Investment Company Limited Partnership and Stifel, Nicolaus & Co., Inc.
3 Customer's Agreement, dated June 16, 1995, between Jacob C. Mol and Stifel, Nicolaus & Co., Inc.